DIRECT DIAL: (214) 969-1324 EMAIL: Wesley.Williams@tklaw.com	THOMPSON & KNIGHT LLP ATTORNEYS AND COUNSELORS 1700 PACIFIC AVENUE • SUITE 3300 DALLAS, TEXAS 75201-4693 (214) 969-1700 FAX (214) 969-1751 www.tklaw.com	AUSTIN DALLAS FORT WORTH HOUSTON NEW YORK ALGIERS LONDON MEXICO CITY MONTERREY PARIS RIO DE JANEIRO SÃO PAULO VITÓRIA

December 14, 2007

VIA EDGAR TRANSMISSION

AND FACSIMILE

Ms. Mary A. Cole

Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NGP Capital Resources Company
Registration Statement on Form N-2
Filed October 15, 2007
File Nos. 333-146715 and 814-00672

Dear Ms. Cole:

On behalf of NGP Capital Resources Company (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Act”), and the applicable rules and regulations under the Act, Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (“Amendment No. 1”). In addition, we have the following responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 6, 2007 to Jessica W. Hammons. Our responses are based upon information provided to us by or on behalf of the Company. Our responses are numbered to correspond to the numbers used to designate the Staff’s comments in your comment letter. Additionally, in order to assist you in your review of the revised prospectus, we have changed the page numbers both in our responses to reflect the current pagination of Amendment No. 1.

Prospectus

1.	Cover Page—State that any prospectus supplements will disclose the fact of and the amount of the immediate dilution that purchasers will experience. The prospectus supplements also should indicate whether the shares are trading at a discount to net asset value.

Ms. Mary Cole

Securities and Exchange Commission

December 14, 2007

Response: The Company has revised the cover page of Amendment No. 1 to provide the requested disclosure.

2.	Cover Page—Disclose whether the last reported sales price of the common stock represents a discount to net asset value.

Response: The Company has revised the cover page of Amendment No. 1 to provide the requested disclosure.

3.	Cover Page—The stated investment objective appears to reflect a change from the objective in the original registration statement (the new objective adds “property components”). Were shareholders notified about this change and were shareholders required to approve this change?

Response: The change in the language was intended to provide additional detail to investors about the Company’s investment practices. The Company has not changed its investment objective. As such, the Company has revised the disclosure on the cover page and pages 2, 19, 38, 50, 53 and 54 to conform with the language contained in its prospectus used in connection with its initial public offering.

4.	Cover Page—Please update the last reported sales price of the common stock and give the stock’s net asset value as of that date.

Response: The Company has revised the cover page of Amendment No. 1 to provide the requested disclosure.

5.	Cover Page—Please make sure the disclaimers and the date of the prospectus are on the outside front cover page of the prospectus.

Response: The Company has taken the requested action.

6.	Introduction—Disclose that an investment in the Company represents a high degree of risk, or explain in your response letter why this is not the case.

Response: The Company has revised Amendment No. 1 on page 1 to provide the requested disclosure.

7.	Introduction—The reference to “property components” should include a cross-reference to a definition of this term.

Response: The Company has deleted all references to “property components” in Amendment No. 1.

8.	About Our Executive Officers; About NGP; Domestic Upstream E & P Sector; Domestic Midstream and Downstream Sectors—Please explain the deletion of these sections.

Ms. Mary Cole

Securities and Exchange Commission

December 14, 2007

Response: The Company believes that the referenced sections did not provide information necessary for an investor’s understanding of the Company’s business or investment objectives. The Company does not include the information contained in the referenced sections in the periodic reports it files with the Commission. As such, the Company has removed these sections from the prospectus.

9.	Investment Activity—Does this section mean that the Company had less than 70% of its assets in qualifying investments?

Response: As of June 30, 2007, 81.81% of the Company’s assets were in qualifying investments. As of September 30, 2007, 79.29% of the Company’s assets were in qualifying investments. The Company has, at all times since the consummation of its initial public offering, maintained at least 70% of its assets in qualifying investments.

10.	Our Investment Approach—The disclosure states that the Company’s “investment approach seeks attractive returns while limiting potential losses.” Explain how the Company limits losses.

Response: The Company has revised Amendment No. 1 on pages 3 and 55. The Company believes that the general criteria listed in the bullet points under “Our Investment Approach” assist the Company’s manager in implementing the Company’s investment approach.

11.	Operating and Regulatory Structure—The list of investments comprising the 30% basket has been deleted. Disclose the “other opportunities” that will comprise the 30% basket.

Response: The Company believes that the list of potential investments provided in the prospectus used in connection with its initial public offering is not necessarily indicative of the types of investments that may constitute the Company’s 30% basket. The technical legal form of the security in which the Company may invest is not material to an investor’s understanding of the Company’s investment objectives. The Company believes that it has otherwise adequately disclosed the general types of securities and the industry in which it intends to invest.

12.	Risks Relating to Our Business and Investments—Move the sixth bullet point in this section (“Our manager and our management team have limited experience…”) to the section titled “Manager Risks”.

Response: The Company has revised Amendment No. 1 on pages 5, 6, 17 and 24 to provide the requested disclosure.

13.	Risks Relating to Our Business and Investments—Move the seventh and eighth bullet points (status as BDC and RIC qualification) to the section titled “Legal and Tax Risks”.

Response: The Company has revised Amendment No. 1 on pages 5, 6, 7, 17 and 27 to provide the requested disclosure.

Ms. Mary Cole

Securities and Exchange Commission

December 14, 2007

14.	Legal and Tax Risks—Move the third bullet point (non-publicly traded investments) to the section titled “Risks Related to Our Business and Investments”.

Response: The Company has revised Amendment No. 1 on pages 5, 7, 17 and 28 to provide the requested disclosure.

15.	Offerings (Use of Proceeds)—For what corporate purposes besides investing in portfolio companies will the Company use the proceeds of this offering?

Response: The Company has revised Amendment No. 1 on pages 9 and 35 to reflect that proceeds may be used for operating expenses.

16.	Fees and Expenses—Other than “Other Expenses” explain what other numbers are “estimates”.

Response: All numbers, other than the sales load, are estimates, and the footnotes to the table disclose this fact.

17.	Fees and Expenses—Explain in your letter the deletion of the phrase “borne by us” in the offering expenses line item and the deletion of the phrase “as a percentage of offering price” from the total stockholder transaction expenses line item.

Response: The deletion of the referenced phrases was an oversight. The Company has revised Amendment No. 1 on page 11 by re-inserting each of the phrases accordingly.

18.	Fees and Expenses—Either delete the phrase “paid by us” from the total stockholder transaction expenses line item or explain in your letter the reason for this insertion.

Response: The Company has revised Amendment No. 1 on page 11 by making the requested deletion.

19.	Fees and Expenses—In footnote 6, please insert the hurdle rate.

Response: Footnote 6 contained in the original filing and in Amendment No. 1 on page 12 describes the quarterly hurdle rate, which is equal to 2% (8% annualized) of the Company’s net assets.

20.	Fees and Expenses—The last line of footnote 9 should be deleted or placed further back in the prospectus.

Response: The Company has revised Amendment No. 1 on page 12 by deleting the last sentence of footnote 9.

21.	Fees and Expenses—Explain the addition of “and other credit facility expenses” in the “Interest on borrowed funds” line item. This line item only should show interest expense.

Ms. Mary Cole

Securities and Exchange Commission

December 14, 2007

Response: The Company has revised Amendment No. 1 on page 11 to delete the phrase “and other credit facility expenses.” The calculation of this line item only shows interest expense.

22.	Fees and Expenses—Explain the parentheticals after the expense numbers in the fee table.

Response: The parentheticals reference the footnotes located below the example on pages 11 and 12 of Amendment No. 1.

23.	Legal and Tax Risks—Explain why the disclosure about the non-publicly traded nature of portfolio investments is placed in this section.

Response: The Company has revised Amendment No. 1 by moving the disclosure about the non-publicly traded nature of portfolio investments to page 17 of the section titled “Risks Related to Our Business and Investments.”

24.	Investors Will Suffer Immediate Dilution—Disclose the amount of the immediate dilution.

Response: Since the amount of dilution cannot be determined until a particular offering price is determined, the Company will disclose the amount of such dilution in prospectus supplements.

25.	Use of Proceeds—This section states that net proceeds will be utilized within two years. Add that they will be utilized within two years after the termination or completion of sales. See Guide 1 to Form N-2.

Response: The Company has revised Amendment No. 1 on page 35 to provide the requested disclosure.

26.	Our Energy Investment Focus—The first bullet point states that the Company will invest in energy companies “and companies that provide services to those businesses”. Explain in your letter whether these services are energy-related, and, if not, whether investments in the companies that provide these services meet the Company’s investment strategies.

Response: The services provided by the referenced companies are energy related.

27.	Targeted Investments—The second paragraph in the second bullet point (“Stand-Alone Subordinated Loans”) has a phrase (“these loans or the loans may be structured as non-amortizing”) that does not seem to follow the preceding clause.

Response: The Company has revised Amendment No. 1 on page 56 to clarify the subject language.

Ms. Mary Cole

Securities and Exchange Commission

December 14, 2007

28.	Administration Agreement—This agreement should include a simple negligence standard and not a “reckless disregard” standard.

Response: The Administration Agreement includes a simple negligence standard. The Company has revised Amendment No. 1 on page 74 to clarify this point.

29.	Plan of Distribution—The eighth paragraph states that the Company may enter into derivative or other hedging transactions with third parties. In your letter, explain the nature and anticipated amount of these derivative and hedging transactions.

Response: The Company has revised Amendment No. 1 on page 104 to delete the references to derivative or other hedging transactions.

Part C

30.	Add an exhibit that includes all relevant powers of attorney.

Response: The Company knows of no requirement under Item 25 of the General Instructions to Form N-2 that would require such an exhibit. The only relevant power of attorney was included on the signature page to the original registration statement.

Accounting Comments

31.	Please explain why it is appropriate to consolidate the accounts of NGP Capital Resources Company. Regulation S-X, section 6.03 (c)(1) states that statements of the registrant may be consolidated only with the statements of subsidiaries that are investment companies. The term investment company as used in Regulation S-X is a “registered investment company”.

Response: While Section 6.03 of Regulation S-X provides that investment company subsidiaries may be consolidated, paragraph 7.05 of the American Institute of Certified Public Accountants Audit and Accounting Guide – Investment Companies (2006) (the “AICPA Audit Guide”) provides generally that, an investment company may consolidate the accounts of entities (i) which are investment companies and (ii) which are operating companies if the operating company provides services to the investment company. Specifically, paragraph 7.05 of the AICPA Audit Guide provides that if “the purpose of the investment [in the operating company] is to provide services to the investment company rather than to realize a gain on the sale of the investment,” then “consolidation is appropriate” when “the investment company holds a controlling interest in such an operating company.”

Based on the guidance set forth in paragraph 7.05 of the AICPA Audit Guide, the Company consolidates the results of its subsidiaries in its financial statements.

Ms. Mary Cole

Securities and Exchange Commission

December 14, 2007

32.	Please provide the following information regarding all subsidiaries:

•	What is the purpose of the subsidiary? What types of services does the subsidiary provide?

•	Who is receiving services from the subsidiary? Is it only the Company or other companies as well?

•	Does the Company control the subsidiary? If so, does the Company intend to retain control of the subsidiary in the future?

•	Why was the subsidiary separately created?

•	What is the structure of the subsidiary (e.g., an LLC?)?

Response: The Company has the following direct and indirect subsidiaries: NGPC Funding GP, LLC, NGPC Asset Holdings GP, LLC, NGPC Nevada, LLC, NGPC Funding, LP, NGP Asset Holdings, LP, NGP Asset Holdings II, LP NGPC Asset Holdings III, LP and NGPC Asset Holdings IV, LP which are each discussed in the following paragraphs. For your convenience, we have attached as Schedule I, an organization chart of the Company and its existing subsidiaries. As discussed in further detail below, the purpose for each of the Company’s subsidiaries is to (i) allow the Company to hold certain of its portfolio investments in a corporate structure that would enable the Company to take advantage of certain state franchise tax savings (for tax years 2006 and before) and state margin tax savings (for tax years 2007 and thereafter) in the State of Texas or (ii) to isolate income from certain of the Company’s portfolio investments which would not otherwise generate qualifying income for “regulated investment company” purposes under United States federal income tax law.

“Funding” Subsidiaries

NGPC Funding GP, LLC (“Funding GP”) is a Texas limited liability company, which is one hundred percent (100%) owned by the Company. NGPC Nevada, LLC (“Nevada”) is a Nevada limited liability company which is one hundred percent (100%) owned by the Company. NGPC Funding, LP, a Texas limited partnership (“Funding”), is owned 0.1% by Funding GP and 99.9% by Nevada.

Both Funding GP and Nevada were separately created for the sole purpose of owning all of the outstanding partnership interests in Funding. Funding was separately created for the following purposes: (i) holding all of the outstanding the membership interests in NGPC Asset Holdings GP, LLC

Ms. Mary Cole

Securities and Exchange Commission

December 14, 2007

(“Asset Holdings GP”) (discussed in further detail below), (ii) holding all of the outstanding limited partnership interests of NGP Asset Holdings, LP, NGP Asset Holdings II, LP NGPC Asset Holdings III, LP and NGPC Asset Holdings IV, LP (the “Asset Holdings Partnerships”) (discussed in further detail below) and (iii) holding certain of the Company’s portfolio investments in a corporate structure to enable the Company to take advantage of certain franchise tax savings (for tax years 2006 and before) and margin tax savings (for tax years 2007 and thereafter) in the State of Texas.

“Asset Holdings” Subsidiaries

Asset Holdings GP is a Texas limited liability company, which is one hundred percent (100%) owned by Funding. The Asset Holdings Partnerships are Texas limited partnerships, which are each owned 0.1% by Asset Holdings GP and 99.9% by Funding.

Asset Holding GP was separately created for the sole purpose of owning all of the outstanding general partnership interests in the Asset Holdings Partnerships. Each of the Asset Holdings Partnerships was separately created for the purpose of isolating income from certain of the Company’s portfolio investments which would not otherwise generate qualifying income for “regulated investment company” purposes under United States federal income tax law.

The Funding Subsidiaries Transactions

The Company transfers certain of its qualifying and non-qualifying investments to Funding GP and Nevada which concurrently transfer the investments to Funding. All decisions on the investments to be transferred are determined by the management of the Company. There are no employees in the Funding Subsidiaries. All expenses of the Funding Subsidiaries are paid by the Company. The Funding Subsidiaries do not provide any services to any other entities. The Company intends to retain control of the Funding Subsidiaries in the future.

The Asset Holdings Subsidiaries Transactions

The Company transfers certain of its qualifying and non-qualifying investments to the Funding Subsidiaries, which concurrently transfer such investments to the Asset Holdings Partnerships (which transfers occur both directly and indirectly through Asset Holdings GP). All decisions on the investments to be transferred are determined by the management of the Company. There are no employees in the Asset Holdings Partnerships or Asset Holdings GP (collectively, the “Asset Holdings Subsidiaries”). The Asset Holdings Partnerships provide services to the Company as administrative agents for the transferred investments. Otherwise, the Asset Holdings subsidiaries do not provide any services to any other entities. The Asset Holdings Subsidiaries charge an administrative fee for their services to the Company out of which their respective expenses are paid. The Company intends to retain control of the Asset Holdings Subsidiaries in the future.

Ms. Mary Cole

Securities and Exchange Commission

December 14, 2007

33.	Financial Highlights—The predominate expense ratio required by Form N-2 should include all expenses. In the 12/31/2006 financial highlights, the ratio required by the form is listed after the general and administrative expense ratio. The total expense ratio of 4.50% should be the first ratio listed in the financial highlights. Other ratios can be shown as long as they are not misleading. See Item 4 of Form N-2.

Response: The Company has revised Amendment No. 1 on pages F-29 and F-41 to provide the requested disclosure.

34.	The 06/30/07 financial highlights need to be updated to show the required expense ratio of 7.52% as the first ratio listed. All other ratios can be shown as long as they are not misleading and are given less prominence.

Response: The Company has revised Amendment No. 1 on pages F-29 and F-41 to provide the requested disclosure.

If we can expedite your review by answering any questions in the interim, please call do not hesitate to call Joe Dannenmaier at (214) 969-1393 or the undersigned at (214) 969-1324.

Sincerely,

Wesley P. Williams